EXHIBIT 99.1

HEXO Corp Announces New Appointment to the Board of Directors

OTTAWA, Oct. 27, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) is pleased to announce the appointment of Emilio Imbriglio to its Board of Directors. Mr. Imbriglio’s appointment fills the vacancy on the Board of Directors created by Natalie Bourque’s resignation as a director earlier this year. Mr. Imbriglio has also been appointed as a member of the Board of Director’s Audit Committee.

Mr. Imbriglio is currently the President and CEO of Raymond Chabot Grant Thornton, a position he has held since 2013. He is a member of the Strategy Committee and Board of Governors of Grant Thornton International Ltd, representing over 140 countries, as well as Chair of its Budget and Audit Committee. An entrepreneur himself, Mr. Imbriglio has played a leading role in developing efficient teams and was the head of the Corporate Finance Consulting Group for almost 10 years. During this time, he spearheaded large-scale mergers, acquisitions and financing transactions, and served as a key government infrastructure and financing adviser, notably for the construction of the Centre hospitalier de l’Université de Montréal (CHUM) research centre and hospital.

In addition to his financial executive experience, Mr. Imbriglio was a professor at Concordia and McGill universities for 18 years. He is actively involved in the community and is a member of the Board of Directors of Société Générale Canada and Finance Montréal. He has been a member of the TELUS Board of Directors and Community Investment Committee in Montréal, the Board of Directors of the Fondation du Centre hospitalier de l’Université de Montréal (CHUM) Capital Campaign Cabinet, the Board of Directors of Les amis de la montagne, the Green Municipal Fund (GMF) Council of the Federation of Canadian Municipalities (FCM) and the FCM’s Investment Committee, the Board of Directors of the Canadian Council for Public-Private Partnerships, as well as a member of the Santa Cabrini Hospital Board of Directors from 1997 to 2012, where he was Board Chairman from 2007 to 2012.

Mr. Imbriglio has received international recognition for his business achievements with the Beta Gamma Sigma Society – Recognition of Excellence award. . He has also received the highest award of merit granted to a Concordia University graduate, as well as having been named Knight of The Order of Merit of the Italian Republic.

“I and the Board of Directors are delighted to welcome Mr. Imbriglio and look forward to working with him,” said Dr. Michael Munzar, Chair of the Board of Directors of HEXO. “We are confident that his extensive experience will further strengthen our team, improve our corporate governance and support our next stage of growth."

Mr. Imbriglio holds a B.Comm. (Honours, Accounting) and a Graduate Diploma in Accounting from Concordia University, and a Master of Business Administration (Real Estate Finance and MIS) from McGill University. Mr. Imbroglio is a Chartered Professional Accountant (FCPA, FCA).

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com